CUSIP NO. 62758B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MUSICLAND STORES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

62758B109
(CUSIP Number)

Teren Seto Handelman
98 Mount Hebron Road
Upper Montclair, NJ 07043
973-744-8020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement (not applicable). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.,
Teren Seto Handelman, Trustee
IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
Trust Funds


5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  3,184,600 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  3,184,600 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  3,184,600 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.70%

14.	TYPE OF REPORTING PERSON*: Trust





ITEM 1.	SECURITY AND ISSUER

SCHEDULE 13D
CUSIP NO. 62758B109

No Par Value Common Stock

Musicland Stores Corp.

Jack W. Eugster, Chairman of the Board, President, CEO
10400 Yellow Circle Drive
Minnetonka, MN   5534



ITEM 2.  IDENTITY AND BACKGROUND

I.	M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
   TEREN SETO HANDELMAN, TRUSTEE

(a)	M.A.A.A Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)	Place of Organization:  51 Route 23 South, P. O. Box 70,
    Riverdale, NJ  07457

(c) Principal business:  Trust

(d) During the last five (5) years, neither Mark Teo, Andrew Teo,
    Alan Teo, Alfred Teo, Jr. nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e) During the last five (5) years, neither Mark Teo, Andrew Teo, Alan Teo, Alfred Teo, Jr. nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by the Trust was trust funds.The aggregate amount of funds used in making the purchases excluding brokerage commissions and other costs of execution through the close of business on February 29, 2000 was:


M.A.A.A. Trust FBO Mark, Andrew,
Alan & Alfred Teo, Jr.                    $22,292,200.00



ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders value.


(a)	The reporting person may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting person has no plans or proposals which
relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting person has no plans or proposals which
relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting person has no plans or proposals which
relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The reporting person has no plans or proposals which
relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting person has no plans or proposals which
relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting person has no plans or proposals which
relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	The reporting person has no plans or proposals which
relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting person has no plans or proposals which
relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting person has no plans or proposals which
relate to or would result in any action similar to any of those enumerated above.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on February 29, 2000, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 is as follows:

                                  Number           Percentage
Name                              of Shares        of Class

M.A.A.A. Trust FBO Mark,Andrew,
Alan & Alfred Teo, Jr.            3,184,600          8.70%


Note: Percentage of Class is based on 36,604,674 shares outstanding.

(b) Teren Seto Handelman as Trustee has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of stock listed above in paragraph (a).

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto.

(d)	Where an interest relates to more than five (5%) percent of
the class, the person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities is the same person identified in paragraph (b) above.

(e)	Not applicable



ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in
Item 2 and between such person(s) and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting person hereby declares that the filing of this statement shall not be construed as an admission that such reporting person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Teren Seto Handelman, Trustee of the M.A.A.A. Trust

Dated: March 10, 2000


EXHIBIT A

A/C:  M.A.A.A TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR.,
      TEREN SETO HANDELMAN, TRUSTEE


DATE         QUANTITY        OPENING PRICE         COST
1/3/00        5,000             8.125            40,800.00
1/3/00       10,000             8.00             80,350.00
1/3/00        5,000             8.00             40,175.00
1/3/00       10,000             8.00             80,350.00
1/3/00        4,000             8.063            32,390.00
1/3/00        3,000             8.00             24,105.00
1/3/00        5,000             7.938            39,866.50
1/4/00        4,300             7.625            32,942.00
1/4/00       10,000             7.75             77,850.00
1/6/00       10,000             8.00             80,350.00
1/6/00       10,000             8.00             80,354.00
1/7/00        1,000             7.938             7,976.50
1/7/00        4,000             8.00             32,140.00
1/11/00       3,400             7.875            26,894.00
1/11/00       2,000             7.688            15,449.00
1/11/00       1,000             7.75              7,785.00
1/11/00      20,000             7.75            155,700.00
1/11/00       2,000             7.688            15,445.00
1/12/00       6,000             7.625            45,964.00
1/14/00       5,000             7.625            38,304.00
1/19/00       5,000             7.375            37,050.00
1/19/00       5,000             7.50             37,675.00
1/19/00       5,000             7.50             37,675.00
1/19/00       5,000             7.25             36,429.00
1/19/00       5,000             7.25             36,425.00
1/20/00      10,000             7.25             72,850.00
1/20/00      10,000             7.25             72,854.00
1/20/00       5,000             7.25             36,425.00
1/20/00       1,300             7.25              9,470.50
1/21/00       5,000             7.25             36,429.00
1/24/00      10,000             6.938            69,725.00
1/24/00      20,000             7.00            140,700.00
1/24/00       2,000             6.938            13,945.00
1/24/00      15,000             6.938           104,591.50
1/25/00       5,000             7.25             36,425.00
1/25/00      50,000             7.125           358,004.00
1/26/00      28,000             7.00            196,984.00
1/27/00       3,100             6.625            20,650.00
1/27/00       5,000             6.688            33,612.00
1/31/00       5,000             6.375            32,050.00
1/31/00       5,000             6.375            32,054.00
2/2/00        3,000             6.625            19,984.00
2/2/00        7,000             6.875            48,370.00
2/10/00      16,000             7.00            112,560.00
2/10/00         200             6.75              1,357.00
2/10/00      33,800             6.688           227,224.50
2/11/00         500             6.875             3,459.00
2/11/00       3,200             6.938            22,312.00
2/11/00       3,000             7.00             21,105.00
2/11/00         500             6.938             3,486.25
2/11/00       3,000             6.938            20,917.50
2/11/00         500             6.938             3,486.25
2/14/00       4,200             7.00             29,547.00
2/14/00       9,900             6.875            68,413.00
2/14/00         800             7.063             5,678.00
2/14/00       2,300             6.938            16,036.75
2/14/00       7,800             7.063            55,360.50
2/15/00       3,000             6.938            20,921.50
2/15/00       3,200             6.938            22,312.00
2/16/00       4,000             6.938            27,890.00
2/16/00      20,000             6.75            135,700.00
2/16/00      20,000             6.625           133,200.00
2/16/00       4,800             7.00             33,768.00
2/16/00      10,000             6.875            69,100.00
2/16/00       2,000             6.813            13,695.00
2/16/00      10,000             6.875            69,100.00
2/16/00       5,000             6.813            34,237.50
2/16/00      10,000             6.813            68,475.00
2/16/00      20,000             6.813           136,950.00
2/16/00       3,900             6.813            26,705.25
2/16/00       5,000             6.563            32,991.50
2/17/00      20,000             6.50            130,700.00
2/17/00       5,000             6.563            32,987.50
2/17/00       1,000             6.375             6,414.00
2/18/00      10,000             6.75             67,850.00
2/18/00       5,500             6.813            37,661.25
2/18/00       1,500             6.688            10,083.75
2/18/00      10,000             6.75             67,860.00
2/18/00       1,900             6.625            12,658.00
2/18/00      11,800             6.813            80,800.50
2/22/00      10,100             6.50             66,007.50
2/22/00       8,000             6.813            54,780.00
2/22/00       7,400             6.813            50,671.50
2/22/00       3,800             6.875            26,258.00
2/23/00       5,400             7.00             37,989.00
2/23/00      20,000             7.063           141,950.00
2/23/00       5,000             7.063            35,487.50
2/23/00       2,500             7.125            17,900.00
2/23/00       7,600             7.063            53,941.00
2/23/00      10,000             7.125            71,600.00
2/23/00       2,900             7.00             20,405.50
2/23/00       5,000             7.00             35,175.00
2/24/00       3,600             7.063            24,841.25
2/24/00      11,900             7.063            84,460.25
2/24/00      20,000             7.00            140,700.00
2/24/00      10,000             7.00             70,350.00
2/24/00      50,000             7.00            351,754.00
2/24/00      10,000             7.00             70,350.00
2/25/00       6,000             6.875            41,460.00
2/25/00       5,000             6.875            34,550.00
2/25/00       8,000             6.875            55,280.00
2/25/00       2,000             6.875            13,820.00
2/25/00       5,000             6.875            34,550.00
2/25/00       6,000             6.938            41,835.00
2/25/00       5,000             6.938            34,862.50
2/25/00       1,000             6.813             6,851.50
2/28/00      16,000             6.875           110,560.00
2/28/00      10,000             6.813            68,479.00
2/28/00       6,000             6.813            41,085.00
2/29/00       2,200             6.688            14,789.50
2/29/00      20,000             6.75            135,700.00
2/29/00      10,000             6.688            67,225.00
2/29/00      50,000             6.75            339,250.00
2/29/00       5,000             6.688            33,616.50
2/29/00       1,000             6.75              6,785.00